FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  April 2009

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Suite 1501, 700 West Georgia Street

Vancouver, B.C. Canada V7Y 1A1

COMMISSION FILE NUMBER: 029718

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Form 6K Cover

Las Vegas From Home.com Entertainment Inc.

April 9, 2009

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 EXHIBITS

Exhibit 99.1

Material Change Report dated April 9, 2009 (re: New Release dated April 9, 2009)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

(Registrant)

By: “Jacob H. Kalpakian”

(Signature)

President & Director

Date: April 9, 2009

Form 6K Cover

Las Vegas From Home.com Entertainment Inc.

April 9, 2009

Exhibit 99.1 (Material Change dated April 9, 2009)

Form 51-102F3

Material Change Report

1.

Name and Address of Company

Las Vegas From Home.com Entertainment Inc.

Suite 1501 – 700 West Georgia Street

TD Tower, PO Box 10047 Pacific Centre

Vancouver, BC  V7Y 1A1

(the “Company”)

2.

Date of Material Change

April 9, 2009

3.

News Release

News release was issued on April 9, 2009 and disseminated via Market Wire’s Canadian Timely Disclosure and Seattle Circuit Networks pursuant to section 7.1 of National Instrument 51–102.

4.

Summary of Material Change

The Company files to terminate U.S. Registration.

5.

Full Description of Material Change

VANCOUVER, BRITISH COLUMBIA—April 9, 2009—Las Vegas From Home.com Entertainment Inc. (the “Company”) (OTCBB:LVFHF) (TSX-V:LVH) (Berlin: LVH) (Frankfurt: LVH) announced today that it has filed a Form 15F to terminate the registration of its common stock under section 12(g) of the Securities Exchange Act and its reporting obligations under the Act, on the grounds that less than 5% of trading activity takes place in the United States.  The Company’s common stock will be dropped from the over-the-counter bulletin board, but will continue to be quoted in the United States on the Pink Sheets, and will continue to trade on the TSX Venture Exchange in Canada, the Berlin Stock Exchange and the Frankfurt Stock Exchange.

For more information on the Company, please contact Jacob H. Kalpakian, President, at (604) 681-0204 ext 6105, or visit the Company’s website at www.lvfh.com.

On behalf of the Board of
Las Vegas From Home.com Entertainment Inc.

“Jacob H. Kalpakian”
_____________________________
Jacob H. Kalpakian,
President

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Statements made in this news release that relate to future plans, events or performances are forward-looking statements. Any statement in this release containing words such as "believes", "plans", "expects" or "intends" and other statements that are not historical facts are forward-looking, and these statements involve risks and uncertainties and are based on current expectations. Consequently, actual results could differ materially from the expectations expressed in these forward-looking statements.

6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.

Omitted Information

No information has been omitted.

8.

Executive Officer

Mr. Jake H. Kalpakian, President of the Company, is knowledgeable about the material change contained herein and may be reached at (604) 681-0204, ext 6105.

9.

 Date of Report

This report is dated April 9, 2009.

Form 6K Cover

Las Vegas From Home.com Entertainment Inc.

April 9, 2009